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11021215

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 16 2011 WASH, D.C. 211

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68088

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/06/09 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREY BASSETT LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1455 EAST PUTNAM AVENUE
(No. and Street)

OLD GREENWICH	CT	06870
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN & BLOCH, LLP
(Name – *if individual, state last, first, middle name*)

45 KNOLLWOOD ROAD, SUITE 502		ELMSFORD, NY	10523
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/29

OATH OR AFFIRMATION

I, Edward B Bretschger, Jr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grey Bassett LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Member

Title

ALBERT J. PALATIELLO JR.
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2013

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREY BASSETT, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2010

HOUSMAN & BLOCH, LLP

GREY BASSETT, LLC

INDEX

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD, SUITE 502
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42ND STREET, 46TH FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

INDEPENDENT AUDITOR'S REPORT

To the Members,
Grey Bassett, LLC
Old Greenwich, CT

We have audited the accompanying balance sheet of Grey Bassett, LLC, at December 31, 2010 and the related statements of operations, members' equity and cash flows for the period from October 6, 2009 to December 31, 2010. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Grey Bassett, LLC as of December 31, 2010 and the results of its operations, members' equity and cash flows for the period from October 6, 2009 to December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch, LLP

Housman & Bloch LLP

New York, New York
February 15, 2011

GREY BASSETT, LLC
Balance Sheet
December 31, 2010

ASSETS

CURRENT ASSETS	
Cash	$ 61,360
Fees receivable	339,842
Total Current Assets	401,202
OTHER ASSETS	
Organization expenses – Net of accumulated amortization (Note 2)	50,877
Total Assets	$ 452,079

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts and accrued expenses payable	$ 31,978
Commitments and Contingencies (Note 4)	
MEMBERS' EQUITY	420,101
Total Liabilities and Members' Equity	$ 452,079

See accompanying notes to the financial statements.

GREY BASSETT, LLC
Statement of Operations
For the Period from October 6, 2009
to December 31, 2010 (Note 1)

FEE INCOME	$ 1,375,330
OPERATING EXPENSES	
Guaranteed payments	220,000
Rent	82,333
Telephone	13,463
Office	2,927
Postage and delivery	616
Computer expenses	11,338
Insurance	16,422
Licenses and permits	5,332
Professional fees	49,666
Automobile	12,787
Travel and entertainment	3,022
Sundry	473
Amortization	16,140
Total Operating Expenses	434,519
Operating Income	940,811
OTHER INCOME	
Interest income	10
NET INCOME	$ 940,821

See accompanying notes to the financial statements.

GREY BASSETT, LLC
Statement of Changes in Members' Equity
For the Period from October 6, 2009
to December 31, 2010 (Note 1)

Members' Equity	$ 57,800
Net income for the period from October 6, 2009 to December 31, 2010	940,821
Members' distributions	(578,520)
Members' Equity – December 31, 2010	$ 420,101

See accompanying notes to the financial statements.

GREY BASSETT, LLC
Statement of Cash Flows
For the Period from October 6, 2009
to December 31, 2010 (Note 1)

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 940,821
Adjustments:	
Amortization	16,140
Increase or Decrease in:	
Fees receivable	(339,842)
Accounts payable	(26,639)
Net cash provided by operating activities	590,480
CASH FLOWS FROM FINANCING ACTIVITIES:	
Members' distributions	(578,520)
Net cash used in financing activities	(578,520)
Net increase in cash	11,960
Cash at – October 6, 2009	49,400
Cash at – December 31, 2010	$ 61,360

See accompanying notes to the financial statements.

GREY BASSETT, LLC
Notes to the Financial Statements
December 31, 2010

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Dates of Operations
These financial statements are prepared solely for the purpose of filing the Company's annual report with the appropriate regulatory authorities. Therefore, based on the authorization of Financial Industry Regulatory Authority ("FINRA") dated October 6, 2009, these financial statements reflect the operations, changes in financial position, changes in members' equity and changes in cash flows from the date of registration of October 6, 2009 through December 31, 2010.

Organization
Grey Bassett, LLC (the "Company") was formed on October 30, 2008 as a limited liability company under the laws of the State of Connecticut. The Company provides various consulting and advisory services.

The Company filed an application for registration as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended, and became registered with FINRA as a broker dealer on October 6, 2009.

Property and Equipment
Property and equipment are stated at cost. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives. Expenditures, for property and equipment are capitalized and depreciated over their service lives. Maintenance, repairs and minor renewals are expensed as incurred. When capitalized assets are retired or otherwise disposed of, the costs and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for that period.

Income Taxes
Under provisions of the Internal Revenue Code, limited liability companies that are treated as partnerships are not subjected to income taxes, and any income or loss realized is taxed to the individual members. Accordingly, no provisions for federal income taxes appear on the financial statements. Under Connecticut Tax Code, a Connecticut limited liability company is subject to an annual minimum fee paid by April 30th. Other than the minimum fee, Connecticut also taxes income and loss at the individual member level.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash and Cash Equivalents
The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The Company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2010 the Company maintained cash accounts that were not in excess of funds covered by insurance.

Contingencies
Contingencies include the usual obligations of a broker dealer. The Company does not maintain any customer accounts. At December 31, 2010 there were no unusual contingencies.

Concentration of Risk
Substantial all of the Company's business activities are located within the tri-state metropolitan area. Management has made provisions for backup systems to safeguard company data.

15C-3 Exemption
The company claims exemption from the requirements of Rule 15c-3 under section K2(i) of the rule.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could differ from those estimates.

Fair Value of Instruments
The Company's financial instruments are cash, fees receivable, and accounts payable. The recorded value of the cash, fees receivable and accounts payable approximate their fair values based on their short-term nature.

NOTE 2 – ORGANIZATION EXPENSES

The Company has capitalized all legal fees and other expenses which were required to organize the company and expenses to acquire FINRA registration. These organization expenses are being amortized over a period of 60 months. At December 31, 2010 initial organization expenses were $72,147 and accumulated amortization was $21,270.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1)

At December 31, 2010 the Company maintained net capital of $29,382 which was $24,382 in excess of its required net capital requirement of $5,000. At December 31, 2010 the Company's aggregated indebtedness to net capital ratio was 1.09 to 1.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company leases office space at 1455 East Putnam Avenue, Old Greenwich, CT 06870 pursuant to a month to month lease arrangement. Additionally, the Company must pay a proportional share of annual increases for real estate taxes, insurance, maintenance and other operating expenses.

NOTE 5 – SUBSEQUENT EVENTS

Management is not aware of any subsequent events occurring between December 31, 2010 and February 15, 2011, the date of issuance of these financial statements that would have a material effect on the financial statements as presented.

SUPPLEMENTARY FINANCIAL INFORMATION

GREY BASSETT, LLC
Supplementary Financial Information
Computation of Net Capital
December 31, 2010

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Members' Equity	$ 420,101
Less: Non allowable assets:	
Fees receivable	339,842
Organization expenses – net of accumulated amortization	50,877
Total Non Allowable Assets	390,719
NET CAPITAL	$ 29,382

AGGREGATED INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION4

Aggregated indebtedness	
Accounts payable	$ 31,978
Net Capital	$ 29,382
RATIO: AGGREGATED INDEBTEDNESS TO NET CAPITAL	1.09 to 1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2010.

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD, SUITE 502
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42ND STREET, 46TH FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

Ms. Carol Romaine
Grey Bassett, LLC
1455 East Putnam Avenue
Old Greenwich, CT 06902

Dear Ms. Romaine,

In planning and performing our audit of the financial statements and supplemental schedules of Grey Bassett, LLC (the "Company") as of December 31, 2010 and for the period from October 6, 2009 to December 31, 2010, on which we issued a report dated February 15, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the company, including tests of compliance with such practices and procedures that we consider relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.Making quarterly securities examinations, counts, verifications and comparisons

2.Recordation of differences required by Rule 17a-13

3.Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and may not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that the misstatement of the entity's financial statements, that is more than inconsequential, will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal controls would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness in a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may not occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use by the principal of Grey Bassett, LLC, management, the SEC, the Financial Industry Regulatory Authority ("FINRA"), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly,

Housman & Bloch LLP

Housman & Bloch LLP

New York, New York
February 15, 2011